Exhibit 12.2

Consolidated Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2011	For the Twelve Months Ended December 31, 2010	For the Nine Months Ended September 30, 2010
Earnings
Net income for common stock	$779	$893	$709
Preferred stock dividend	8	11	8
(Income) or loss from equity investees	—	2	—
Minority interest loss	—	—	—
Income tax	425	495	404

Pre-tax income for common stock	$1,212	$1,401	$1,121
Add: Fixed charges*	422	578	435
Add: Distributed income of equity investees	—	—	—
Subtract: Interest capitalized	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—

Earnings	$1,634	$1,979	$1,556

* Fixed charges
Interest on long-term debt	$379	$520	$393
Amortization of debt discount, premium and expense	14	17	13
Interest capitalized	—	—	—
Other interest	13	19	14
Interest component of rentals	16	22	15
Pre-tax preferred stock dividend requirement	—	—	—

Fixed charges	$422	$578	$435

Ratio of Earnings to Fixed Charges	3.9	3.4	3.6